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                                                                       Exhibit 4

                             ATLANTIS EQUITIES, INC.
                        750 LEXINGTON AVENUE, 23RD FLOOR
                            NEW YORK, NEW YORK 10022
                     TEL: (212) 755-8612 FAX: (212) 750-6667





                                      April 11, 2002

Mr. Jerome Ball
Chairman and Chief
   Executive Officer
Forward Industries, Inc.
1801 Green Road
Suite E
Pompano Beach, FL 33064

Dear Jerry:

      As discussed, the purpose of this letter is to confirm our understanding with respect to the introduction by Atlantis Equities, Inc., a New York corporation ("Atlantis"), to Forward Industries, Inc., a New York corporation (the "Company"), of a company called for purposes of this letter XYZ Corp. ("XYZ") for the purpose of the Company's consideration of a proposed financial transaction, which may be in the form of an acquisition or business combination involving XYZ (the "Transaction"). XYZ has authorized Atlantis to make such introduction for the purposes stated herein.

      1. a. As compensation for making such introduction, the Company hereby agrees to pay Atlantis a fee (the "Fee") upon the consummation, if any, of the Transaction between the Company and XYZ (which, for the purposes of a Transaction relating to which Atlantis shall be entitled to the Fee hereunder, shall be deemed to include any company or companies controlled by, under common control with or in control of XYZ (collectively, an "XYZ Affiliate")). The amount of the Fee shall be 10% of the aggregate consideration paid by the Company (if it is the acquirer or survivor of a merger or other business combination) or by XYZ or an XYZ Affiliate (if it is the acquirer or survivor of a merger or other business combination) in connection with the Transaction. "Aggregate consideration" includes without limitation cash, stock, assumption of debt, earnout payments and other types consideration, without duplication, as and when paid in connection with the Transaction.

            b. Although Atlantis will, if requested by the Company, use reasonable efforts to assist and advise the Company in connection with the Transaction, the Fee that is payable to Atlantis pursuant to this paragraph 1 is solely as a result of (i) having made the foregoing introduction and (ii) the consummation of a Transaction within 24 months from the date hereof and is in no way dependent upon any such advisory efforts by Atlantis. The Fee that is payable to Atlantis pursuant to this paragraph 1 shall be paid by the Company to Atlantis in cash by Company check at the closing of the Transaction (with respect to the amount of consideration

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being transferred at such time) and thereafter as and when additional consideration, if any, is paid or payable.

      2. The Company shall have no obligation to enter into any Transaction and shall have the right in its sole discretion to reject any Transaction or to terminate negotiations with respect thereto or this letter agreement at any time, it being understood and agreed that neither XYZ (or any XYZ Affiliate, as applicable) nor the Company shall incur any obligation hereunder (except pursuant to paragraph 3 hereof) unless and until their respective boards of directors (and shareholders, if applicable) determine to approve a Transaction in accordance with their certificates of incorporation and by-laws (or other charter documents) and applicable laws and a Transaction is consummated pursuant to definitive agreements in customary form.

      3. Each of Atlantis and its affiliates and the Company agrees that: (i) if either has or comes into possession of material non-public information with respect to the other or XYZ, it shall at all times maintain the strict confidentiality thereof except as may be required to be disclosed pursuant to applicable laws; (ii) the Company and XYZ may enter into a confidentiality agreement in connection with a possible Transaction and information to be exchanged relating thereto; (iii) it shall otherwise comply with all applicable laws and agreements to which each is now or may hereafter be a party in connection with the Transaction or other matters involving them; and (iv) except as may be required by applicable laws, it shall not make or issue, or cause or permit to be made or issued, any disclosure or announcement of any kind in any medium, directly or indirectly, alone or in concert with others, concerning this letter or the subject matter hereof. The undertakings contained herein shall survive any termination of this letter unless and until superseded pursuant to any definitive agreement executed in connection with a Transaction.

      If the foregoing correctly sets forth the understanding and agreement between Atlantis and the Company, please so indicate by signing the enclosed copy of this letter, which may be executed in counterparts, whereupon it shall become a binding agreement between the parties hereto in accordance with the laws of the State of New York as of the date first above written. This Agreement constitutes the entire agreement, and supersedes any prior agreements and understandings (oral or written), between the parties hereto relating to the subject matter of this Agreement. To be effective, any modification, amendment or supplement of this Agreement must be in writing and signed by the party to be charged thereby.


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                                    Very truly yours,

                                    ATLANTIS EQUITIES, INC.



                                    By:______________________
                                       Name:
                                       Title:

Accepted and agreed to as of
the date first written above:

FORWARD INDUSTRIES, INC.


By:________________________
   Name:  Jerome Ball
   Title: Chief Executive Officer